Filed by Lan Airlines S.A.
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

Subject of the offer: TAM S.A.
(Commission File No.: 1-32826)

Friday, August 13, 2010

Dear all:

Today is a historic day for LAN. With great pride we want to inform you that today we announced our intention to combine with TAM S.A., Brasil’s most important airline, to create the region’s largest Latin American airline group, called LATAM Airlines Group S.A.

We are convinced this is the best way to achieve the goal which all of us at LAN have been working on for the last years: to become the beast Latin American airline, and one among the top ten in the world.

LAN and TAM are leaders in their respective markets. With this association we would become in one of the leading groups in the world, allowing us to compete and confront challenges of a global marketplace and of an industry in increasing consolidation, in addition to offering a product that no other company will be able to offer its clients in the region.

With Tam we have a long history of collaboration, we share the same values and strategic vision, making it an ideal partner. Our networks are complementary, both in destinations, passengers and cargo, thus will enable the growth of both and of the markets in which we operate.

This association would allow us to fly to 115 destinations in 23 countries throughout the world, including Europe, North America and Asia, and to operate a fleet that exceeds 220 aircraft. In addition, to provide the most extensive and complete services network for passengers and cargo in the region, being a team of 40,000 people dedicated to deliver the best product to our passengers and cargo clients.

This key milestone would open the doors to growth and development opportunities for all of us, including our people which will have more opportunities of growth and personal development.

If this association is materialized, our family will be part of the controlling group of shareholders together with the Amaro family, owner of TAM. Both airlines will maintain their respective leadership and corporate governance structures. Enrique will lead LATAM Airlines Group S.A. as CEO and Ignacio shall assume as executive vice president of LAN.

Each company shall preserve its identity and corporate brand, employing the same logos and colors, and the parent companies shall remain Santiago and Sao Paulo, as today. This is, without a doubt, an important point we would to highlight. The key elements of our LAN culture will be an essential part of this new group of airlines.

We hope that this process to be finalized during the first half of next year, and will require the approval of the relevant regulatory authorities. We will work to develop a plan, of which we will be timely informing you with clarity. We have also prepared a questionnaire to answer the initial questions that you may have, included in the website www.latamairlines.com, which will be permanently updated with information on this topic.

Today’s announcement is likely to garner media and investor attention.  Should you be contacted by members of the media or the financial community, please refer all inquiries to Cristina Pérez Íñigo, writing to her at cristina.perezinigo@lan.com.

Dear all, this moment would not have been possible without the work, dedication, commitment and care that each of you has given to this company for many years. That is why we are happy and want you to feel entirely proud to be part of LAN in this historic moment, and of this team that will put the name of our region in the highest position in the world. We invite you to continue with your work normally, but in particular we invite you to feel part of this new and transcendent stage that we begin today.

Best regards,

Enrique Cueto
CEO, LAN Airlines

Ignacio Cueto
COO, LAN Airlines

Forward Looking Statements

This letter contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination.  Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions.  Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations.

These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission.  Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This letter relates to a proposed business combination between Lan Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which will become the subject of a registration statement and prospectus to be filed with the SEC by LAN and a new entity to be formed in connection with the combination. This letter is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN, through Gisela Escobar Koch, at 56-2-565-3944 or by e-mail at gisela.escobar@lan.com, or to TAM through Jorge Helito, at 55-11-5582-9715 or by e-mail at jorge.helito@tam.com.br.